Univest Securities, LLC

75 Rockefeller Plaza, Suite 18C

New York, NY, 10019

June 23, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Globavend Holdings Limited
Registration Statement on Form S-1, as amended (File No. 333-287533)
Request for Acceleration of Effective Date

Requested Date:	Tuesday, June 24, 2025
Requested Time:	5:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Univest Securities, LLC, as placement agents of the above-captioned proposed offering, hereby joins the request of Globavend Holdings Limited that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it may become effective at 5:00 p.m., Eastern Time, on Tuesday, June 24, 2025, or as soon thereafter as practicable.

The undersigned is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities referred to in the captioned registration statement.

A copy of a letter from the Financial Industry Regulatory Authority (“FINRA”) dated June 18, 2025, to the effect that FINRA has no objection to the underwriting compensation arrangements, is attached.

Very truly yours,

UNIVEST SECURITIES, LLC
By:	/s/ Bradley Richmond
Name:	Bradley Richmond
Title:	Chief Operating Officer and co-Head Investment Banking

Public Offering: Communications

June 18, 2025

Lucosky Brookman LLP

101 Wood Avenue South

Woodbridge, NJ 08830

Attn: Peter Campitiello

Re: No Objections Letter

FINRA Filing ID: 2025-04-21-8116306

Globavend Holdings Limited

CIK #: 0001978527

SEC Reg. #: 333-287533

Dear Sir/Madam:

In connection with the above-referenced filing, the Corporate Financing Department (Department) has reviewed the information and documents submitted through FINRA's public offering ﬁling system.

This letter confirms that based on such information and documents, the Department raises no objections with respect to the fairness and reasonableness of the proposed underwriting terms and arrangements.

You should note that the Department also requires to be filed on a timely basis for review: (1) any amendments to documents that impact the underwriting terms and arrangements, including an increase or decrease to the offering proceeds, (2) changes in the public offering price, and (3) a copy of the final prospectus. If such changes indicate a modification of the terms and arrangements of the proposed offering, further review may result in a change in the Department's no objections decision.

The Department's decision to raise no objections is based on the information as presented to FINRA in connection with this offering and should not be deemed a precedent with respect to the fairness and reasonableness of the underwriting terms and arrangements of any other offering. Please be advised that, in raising no objections, FINRA has neither approved nor disapproved of the issuer's public offering and neither this letter nor any communication from FINRA should be construed or represented as FINRA approval. In addition, this letter does not constitute any approval or disapproval regarding the issuer that is the subject of the above-referenced submission, including the legality of such issuer's activities. This decision to raise no objections relates solely to the FINRA rules governing underwriting terms and arrangements and does not purport to express any determination of compliance with any federal or state laws, or other regulatory or self-regulatory requirements.

If you have questions regarding this letter, please call the undersigned at (240) 386-4623.

Regards,

Michael Reilly
First Reviewer

Kenny Walters
Second Reviewer

Corporate Financing Department

https://ext.cobra.finra.org/filer-ui/deals/8116306/communications